 As filed with the Securities and Exchange Commission on November 23, 2011

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

The attached are Exhibit 5.1 opinions to the automatic shelf registration statement on Form F-3 filed on March 10, 2011.  This Form 6-K is expressly incorporated by reference into the automatic shelf registration statement No. 333-172727.

EXHIBIT INDEX

Exhibit No.	Description
1.	Opinion of Carey y Cía. Ltda. as to the validity of the common shares.
2.	Opinion of Álvaro Puelma S., deputy General Counsel of Banco de Chile, as to the validity of the securities.
3.	Opinion of Shearman & Sterling LLP as to the validity of the securities.

Santiago, November 23, 2011

Ladies and Gentlemen,

We have acted as Chilean counsel to Banco de Chile, a banking corporation (banco) organized under the laws of the Republic of Chile (the “Company”), in connection with the Registration Statement on Form F-3 No. 333-172727 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “Commission”) by the Company on March 10, 2011, the prospectus, dated March 10, 2011, contained in the Registration Statement (the prospectus, including the documents incorporated by reference therein, being hereinafter referred to as the “Base Prospectus”), the preliminary prospectus supplement, dated March 10, 2011, including the Base Prospectus, and all documents incorporated or deemed incorporated therein by reference (in the form in which it was filed with the Commission pursuant to Rule 424(b)), the preliminary prospectus and the final prospectus supplement, dated March 31, 2011, including the Base Prospectus, and all documents incorporated or deemed incorporated therein by reference (in the form in which it was filed with the Commission pursuant to Rule 424(b)), and the final prospectus, for the purpose of offering under the U.S. Securities Act of 1933, as amended (the “Securities Act”), 1,398,023,524 shares of common stock, without par value (the “Common Stock”).

In arriving to the opinions expressed below, we have examined the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In connection with the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, in all cases, the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the outstanding shares of Common Stock have been duly issued and fully paid for and no further contribution in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.

We are lawyers admitted to practice in the Republic of Chile and the foregoing opinion is limited to the laws of the Republic of Chile as in effect on the date hereof.

We hereby consent to the filing of this opinion as an exhibit on Form 6-K, dated November 23, 2011. In giving this opinion, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours sincerely,

Diego Peralta Carey y Cía. Ltda.

OPINION OF INTERNAL COUNSEL AS TO THE VALIDITY OF THE SECURITIES

Santiago, November 23, 2011

Ladies and Gentlemen,

I am Deputy General Counsel of Banco de Chile, a banking corporation (banco) organized under the laws of the Republic of Chile, and am delivering this opinion in connection with the Registration Statement on Form F-3 No. 333-172727 (the “Registration Statement”) filed with the United States Securities and Exchange Commission by Banco de Chile on March 10, 2011, for the purpose of registering under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (a) debt securities, in one or more series, which are not guaranteed (the “Debt Securities”); (b) debt securities, in one or more series, which are guaranteed (the “Guaranteed Debt Securities”); (c) preferred stock, without par value  (the “Preferred Stock”) and (d) shares of common stock, without par value (the “Common Stock”).

The Debt Securities and Guaranteed Debt Securities may be issued from time to time in one or more series, with each series to be issued by the Company pursuant to an Indenture (each an “Indenture”).  The Debt Securities and Guaranteed Debt Securities may be sold from time to time pursuant to certain underwriting agreements (the “Underwriting Agreements”) among the Company and the various underwriters named therein.

In arriving to the opinions expressed below, I have examined the originals or copies certified or otherwise identified to my satisfaction of all such corporate records of Banco de Chile and such other instruments and other certificates of public officials, officers and representatives of Banco de Chile and such other persons, and I have made such investigations of law, as I have deemed appropriate as a basis for the opinions expressed below.

In connection with the opinions expressed below, I have assumed, without any independent investigation or verification of any kind, in all cases, the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity to the originals of all documents submitted to me as copies.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is my opinion that when shares of Common Stock and Preferred Stock are issued and delivered against full payment therefor as contemplated in the Registration Statement and so as not to violate any applicable law of Chile, such Common Stock and Preferred Stock will have been duly issued and fully paid and no further contribution in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.  Furthermore, I am of the opinion that when (i) the final terms of such Debt Securities and Guaranteed Debt Securities have been duly established and approved by or pursuant to authorization of the Board of Directors of the Company, (ii) any Indenture and Underwriting Agreements relating to such series shall have been duly completed, executed and delivered by the parties thereto, and (iii) such Debt Securities and Guaranteed Debt Securities have been duly authorized, executed and issued by the Company and authenticated by the Trustee, and delivered to and paid for by the purchasers thereof, such Debt Securities and Guaranteed Debt Securities will constitute the valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

I am a lawyer admitted to practice in the Republic of Chile and the foregoing opinion is limited to the laws of the Republic of Chile as in effect on the date hereof.

I hereby consent to the filing of this opinion as an exhibit on Form 6-K, dated November 23, 2011.

Yours sincerely,

/S/
Alvaro Puelma S. Banco de Chile

November 23, 2011

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

Registration Statement on Form F-3

Ladies and Gentlemen:

We have acted as counsel to Banco de Chile, a banking corporation (banco) organized under the laws of the Republic of Chile (the “Bank”), in connection with the Registration Statement on Form F-3 No. 333-172727 (such registration statement and any amendments thereto, the “Registration Statement”) filed by the Bank with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the offering from time to time, as set forth in the prospectus contained in the Registration Statement (the “Prospectus”) and as to be set forth in one or more supplements to the Prospectus (each a “Prospectus Supplement”), of: (a) the Bank’s debt securities, in one or more series, which are not guaranteed (the “Debt Securities”) and (b) the Bank’s debt securities, in one or more series, which are guaranteed (the “Guaranteed Debt Securities”).  Terms used herein without definition have the meanings given to such terms in the Registration Statement.

The Debt Securities and Guaranteed Debt Securities may be issued from time to time in one or more series, with each series to be issued by the Bank pursuant to an Indenture (each an “Indenture”).  The Debt Securities and Guaranteed Debt Securities may be sold from time to time pursuant to certain underwriting agreements (the “Underwriting Agreements”) among the Bank and the various underwriters named therein.

In that connection, we have reviewed originals or copies of such corporate records of the Bank, certificates of public officials and officers of the Bank and agreements and other documents as we have deemed necessary as a basis for the opinion expressed below.

In our review of the documents, we have assumed:

1.                    The genuineness of all signatures.

2.                    The authenticity of the originals of the documents submitted to us.

3.                    The conformity to authentic originals of any documents submitted to us as copies.

4.                    That:

(i)            The Bank is an entity duly organized and validly existing under the laws of the jurisdiction of its organization.

(ii)           The Bank has power and authority (corporate or otherwise) to execute, deliver and perform, and has duly authorized, executed and delivered (except to the extent Generally Applicable Law is applicable to such execution and delivery), the Indenture and Underwriting Agreements to which it will be a party.

(iii)          The execution, delivery and performance by the Bank of the Indenture and Underwriting Agreements to which it is a party have been duly authorized by all necessary action (corporate or otherwise) and do not:

(A)          contravene its certificate or articles of incorporation, bylaws or other organizational documents;

(B)           except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it; or

(C)           result in any conflict with or breach of any agreement or document binding on of which any addressee hereof has knowledge, has received notice or has reason to know.

We are attorneys admitted to practice in the State of New York and we do not express any opinion as to the laws of any other jurisdiction other than the federal law of the United States of America and, to the extent the laws of Chile may be relevant to this opinion, we have, with your permission, assumed the correctness of the opinion of internal counsel for the Bank (with respect to Chilean law to you and dated the date hereof, without independently investigating or verifying the matters covered thereby. Our opinions are subject to the assumptions and limitations set forth in such opinions with respect thereto.

We have not independently established the validity of the foregoing assumptions.

“Generally Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Bank.

Based on the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that when (i) the final terms of such Debt Securities and Guaranteed Debt Securities have been duly established and approved by or pursuant to authorization of the Board of Directors of the Bank, (ii) an Indenture and any Underwriting Agreements relating to such series have been duly completed, executed and delivered by the parties thereto, and (iii) such Debt Securities and Guaranteed Debt Securities have been duly authorized, executed and delivered under New York law by the Bank and authenticated by the Trustee, and delivered to and paid for by the purchasers thereof, such Debt Securities and Guaranteed Debt Securities will constitute the valid and legally binding obligations of the Bank enforceable against the Bank in accordance with their terms.

Our opinion expressed above is subject to the following qualifications:

5.                    Our opinion is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (including without limitation all laws relating to fraudulent transfers).

6.                    Our opinion is also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

7.                    Our opinion is limited to Generally Applicable Law and we do not express any opinion herein concerning any other law.

This opinion letter speaks only as of the date hereof.  We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact that may occur after the date of this opinion letter that might affect the opinions expressed herein.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/ Shearman & Sterling LLP

AES/RSB/ZM

AA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused these unqualified legal opinions to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2011

Banco de Chile

/S/
By: